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                                                                   Exhibit 99.A







                                               ACLN LIMITED















                                               CONSOLIDATED FINANCIAL STATEMENTS
                                                    QUARTER ENDED MARCH 31, 2000

                                               ACLN LIMITED












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                                               CONSOLIDATED FINANCIAL STATEMENTS
                                                    QUARTER ENDED MARCH 31, 2000

                                                                    ACLN LIMITED


                                                                        CONTENTS

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
        CONSOLIDATED FINANCIAL STATEMENTS:
          Balance sheets                                                    3
          Statements of income                                              4
          Statements of shareholders' equity                                5
          Statements of cash flows                                          6
          Notes to financial statements                                   7-8

                                                              ACLN LIMITED


                                               CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

                                                   March 31, 2000  December 31, 1999
                                                      (Unaudited)          (Audited)
------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                          $ 26,710,064       $ 13,944,855
  Cash restricted as to withdrawal                     53,761,630         63,630,117
  Accounts receivable                                  23,771,537          2,400,864
  Deferred expenses                                        71,542            261,762
Furniture and fittings                                      5,222              5,474
Deposits                                                    5,428              5,702
------------------------------------------------------------------------------------
                                                     $104,325,423       $ 80,248,774
------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accruals                      $ 15,803,497       $    884,541
  Amounts due to related parties                           34,527             36,272
  Income taxes payable                                  3,422,711          3,012,615
------------------------------------------------------------------------------------
                                                       19,260,735          3,933,428
------------------------------------------------------------------------------------
COMMITMENTS
SHAREHOLDERS' EQUITY:
  Ordinary shares, stated value of C(pound)0.01
    each 8,832,692 shares issued and
    outstanding                                           170,112            170,112
  Paid-in capital                                      20,763,972         20,763,972
  Retained earnings                                    64,065,749         55,320,409
  Accumulated other comprehensive income                   64,855             60,853
------------------------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY                    85,064,688         76,315,346
------------------------------------------------------------------------------------
                                                     $104,325,423       $ 80,248,774
====================================================================================

                                                              ACLN LIMITED


                                         CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------

                                                 Three month period
                                                   Ended March 31,
                                           -------------------------------------
                                                     (Unaudited)
                                                         2000          1999
--------------------------------------------------------------------------------
SALES
Sales of automobiles                                  20,400,000             --

Shipping revenues                                      8,225,292     19,713,720
                                           -------------------------------------
   TOTAL REVENUES                                   $ 28,625,292   $ 19,713,720
                                           -------------------------------------
COST OF SALES

Cost of automobiles                                   14,000,000             --

Cost of shipping revenues                              4,420,822     14,462,668
                                           -------------------------------------
   TOTAL COST OF SALES                                18,420,822     14,462,668
--------------------------------------------------------------------------------
         GROSS PROFIT                                 10,204,470      5,251,052

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES             989,516        843,882
--------------------------------------------------------------------------------
         INCOME FROM OPERATIONS                        9,214,954      4,407,170
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                             9,214,954      4,407,170

INCOME TAXES                                             469,614        207,905
--------------------------------------------------------------------------------
NET INCOME                                             8,745,340      4,199,265
--------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS):

  FOREIGN CURRENCY TRANSLATION ADJUSTMENT                  4,002        (43,759)
--------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                $  8,749,342      4,155,506
================================================================================
NET INCOME PER SHARE - BASIC                        $       0.99   $       0.51
================================================================================
NET INCOME PER SHARE - DILUTED                      $       0.97   $       0.51
================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC            8,832,692      8,200,000
================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED          9,051,465      8,238,300
================================================================================

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                                                              ACLN LIMITED


                            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                                               (UNAUDITED)
--------------------------------------------------------------------------------

                                          Capital Stock          Paid-in       Retained     Cumulative       Total
                                                                 Capital       Earnings    Translation
                                                                                           Adjustment
                                       Number       Amount
-------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999             8,832,692   $  170,112   $20,763,972   $55,320,409   $   60,853    $76,315,346

Net income                                                --            --     8,745,340           --      8,745,340

Cumulative translation adjustment                         --            --            --        4,002          4,002
--------------------------------------------------------------------------------------------------------------------
Balance March 31, 2000                8,832,692   $  170,112   $20,763,972   $64,065,749   $   64,855    $85,064,688
====================================================================================================================

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                                                              ACLN LIMITED


                                     CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                                          Three period
                                                         Ended March 31,
                                            -------------------------------------------------
                                                           (Unaudited)
                                                           2000             1999
---------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                   $  8,745,340    $  4,199,265
  Adjustments to reconcile net income to net cash
    provided by operating activities
      Depreciation                                                      252              --
      Stock issued for services                                          --          40,000
      Changes in assets and liabilities:
        Cash restricted as to withdrawal                          9,868,487      (6,558,695)
        Accounts receivable                                     (21,366,397)     (1,318,430)
        Deferred expenses                                           190,220      (1,255,912)
        Accounts payable and accruals                            14,918,956         516,621
        Amounts due to related parties                               (1,745)         (3,326)
        Income taxes payable                                        410,096         207,905
---------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES     12,765,209      (4,172,572)
---------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             12,765,209      (4,172,572)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                   13,944,855      11,264,950
---------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       $ 26,710,064    $  7,092,378
=============================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes                                                 $     55,696    $         --
  Interest paid                                                $         --    $         --
  Interest received                                            $         --    $         --
=============================================================================================

                                                              ACLN LIMITED


                                             NOTES TO FINANCIAL STATEMENTS

                 (INFORMATION WITH RESPECT TO MARCH 31, 2000 AND THE THREE
                        MONTHS ENDED MARCH 31, 2000 AND 1999 IS UNAUDITED)
--------------------------------------------------------------------------------

    1. INCEPTION AND PRINCIPAL       ACLN Limited was incorporated on February
       ACTIVITIES                    16, 1993 in Cyprus as Hemswell Holdings Co
                                     Limited and later changed its name to ACLN
                                     Limited. It remained dormant until
                                     January 1, 1995, when it acquired Compagnie
                                     Labiad de Navigation S.A.M., a Company
                                     incorporated in Monaco. The principal
                                     activity of the group is the operation of liner services for the transport of cargo.
                                     During the year the Company commenced a new line of business of selling new automobiles to markets in North Africa.

    2. SIGNIFICANT ACCOUNTING        UNAUDITED INTERIM CONSOLIDATED FINANCIAL
       POLICIES                      STATEMENTS

                                     In the opinion of the Company's management, the consolidated balance sheet as of March 31, 2000, the consolidated statements of operations and cash flows for the three months ended March 31, 1999 and 2000, and the consolidated statement of shareholders' equity for the three months ended March 31, 2000 contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results for any other period. These financial statements should be read in conjunction with the Company's audited financial statements as of and for the year ended December 31, 1999.

                                     BASIS OF PRESENTATION

                                     The accompanying consolidated financial
                                     statements include the accounts of ACLN
                                     Limited and its wholly-owned subsidiary,
                                     Compagnie Labiad de Navigation S.A.M.
                                     (collectively the "Company"). All
                                     significant intercompany transactions have been eliminated. The financial statements have been prepared on the basis of accounting principles generally accepted in the United States.

                                     REVENUE RECOGNITION

                                     The Company is a facilitator of cargo
                                     transport and sales are recorded at the
                                     time the shipment in completed.

                                                              ACLN LIMITED


                                             NOTES TO FINANCIAL STATEMENTS

                 (INFORMATION WITH RESPECT TO MARCH 31, 2000 AND THE THREE
                        MONTHS ENDED MARCH 31, 2000 AND 1999 IS UNAUDITED)
--------------------------------------------------------------------------------

                                     CONCENTRATIONS OF CREDIT RISK/CASH
                                     RESTRICTED AS TO WITHDRAWAL

                                     The Company's credit risk with respect to the trade receivables arising as a result of sales of new automobiles is evaluated on a specific customer basis and is considered to be very low.

                                     The Company's trade accounts receivable
                                     with respect to the liner services for
                                     the transport of cargo are collected on
                                     its behalf by shipping agents in the
                                     port of destination prior to the release of the automobile to the customer. Accordingly, the credit risk from individual automobile shippers is considered to be minimal. The shipping agents deposit the proceeds for the benefit of the Company with the local central banking system. These amounts are classified as Cash Restricted as to Withdrawal in the accompanying balance sheet. The funds are transferred to the Company's bank accounts at the completion of processing by the central banking system in accordance with local currency exchange regulations. Cash Restricted as to Withdrawal deposited with the central banks on behalf of the Company by country are as follows:

                              COUNTRY                    March 31,   December 31,
                                                           2000         1999
                              --------------------------------------------------
                              Angola                   $ 6,814,122  $ 7,608,132
                              Egypt                      5,313,988    6,707,988
                              Guinea                    12,114,048   13,536,832
                              Benin                      1,948,004    1,594,867
                              Nigeria                    5,826,092    8,708,277
                              Tunisia                   21,745,376   25,474,021
                              --------------------------------------------------
                                                       $53,761,630  $63,630,117
                              ==================================================

                                     SEGMENTAL REPORTING

                                     The Company has two reportable segments:
                                     operation of liner services for the
                                     transport of cargo and selling of new cars.
                                     Required disclosure information with
                                     respect to each segment for the three
                                     months ended March 31, 2000 is as follows:

                                 LINER SERVICES   AUTOMOBILE SALES      TOTAL
                                 --------------   ----------------      -----
                                      US$               US$              US$
                  Sales               8,225,292         20,400,000    28,625,292
                                     ==========         ==========   ===========
                  Gross profit        3,804,470          6,400,000    10,204,470
                                     ==========         ==========   ===========
                  Total assets       83,925,423         20,400,000   104,325,423
                                     ==========         ==========   ===========